Treasury - Investor Relations Department

VENDEXKBB

02028456

SUPPL

SEC MAIL PROCESSING
RECEIVED
APR 11 2002
WASH. D.C. 164 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Date	Telephone number	Fax number	Reference
19 March 2002	+31-20 - 5490 509	+31-20 - 6461 099	T0153.00/gl02-049/gl

Subject: Rule 12g3-2 (b); File no. 82-4120.

Dear madam/sir:

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Vendex KBB N.V. is subject to the Exchange Act.

Very truly yours,
For and on behalf of Vendex KBB N.V.
J.N.M. Zomer,
Corporate Treasurer - Investor Relations Manager,

Grace E. Lapré, secretary

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

4/19

File No: 82-4120

VENDEXBB

PRESS RELEASE

Amsterdam, September 4, 2001

Vendex KBB achieves slightly higher result with European activities

Royal Vendex KBB N.V. achieved in the first half of the fiscal year 2001/02 (as of July 31) with the strategically relevant retail activities in Europe an operating income (excluding income from real estate) totaling 93.1 million euro. This is approximately 2% more than in the first half of the previous fiscal year. The higher result was realized in a weakening economic climate marked by strong price inflation.

The operating income including the American toy chain FAO Schwarz, other activities and group costs fell, however, by 9% to 67.3 million euro, largely owing to the still disappointing development of the results of FAO Schwarz.

Including the result of the discontinued activities (this year nil, last year –18 million euro) and the profit on the sale and redevelopment of real estate (5 million euro this year against 11 million euro last year) total operating income rose 7% to 72 million euro.

Net sales of the European activities were up nearly 10%, rising to 2.2 billion euro. With the existing activities a growth of 5% was achieved; the remaining 5% is attributable to acquisitions (Dynabyte and It's in the second half of the previous fiscal year).

Net income down to 33 million euro; interim dividend unchanged at 0.15 euro
Net income amounted to 33 million euro, 14 million euro less than in the first half of the previous year. This decrease is amongst others attributable to the virtual elimination of the result from changes in value. Whereas this year the result from changes in value was approximately 6 million euro, the changes last year included a profit of nearly 20 million euro on the sale of the interest in Gran Dorado.

Ed Hamming, chairman of the Board of Management

"Most of our formats have gained market share and achieved higher results. Given the decline in consumer confidence and rapidly rising costs, that constitutes a good performance. To a great extent the progress is due to the strategic choices we have made in the past two years. For the DIY business unit in particular they have had the effect of considerably speeding up the growth of sales and income. In the Fashion business unit the focus on fashion formats possessing proved international potential has also yielded the better results aimed at. Our department store formats HEMA and Bijenkorf have performed exceptionally well and are right on course. Vroom & Dreesmann, however, experienced a drop in sales, especially in July. V&D's result was disappointing, but we are positive about the earlier announced plans to implement a structural improvement of sales and margins."

Further, financing costs increased as a consequence of the buy-back of preferred shares and acquisitions last year.

Earnings per share (after preferred dividend) amounted to 0.35 euro against 0.48 euro last year. The interim dividend per common share certificate remains unchanged at 0.15 euro. This is, in accordance with company policy, approx. 30% of the total dividend over the previous fiscal year. This dividend is optionally payable in cash or entirely in common share certificates.

Market developments
In the first half of 2001 economic growth in the Netherlands and surrounding countries slackened and consumer confidence weakened. This was reflected in the volume of consumer expenditures. According to the Dutch Central Office of Statistics consumer spending in the Netherlands in the nonfood retail sector rose by 6% during the first six calendar months (last year 6.2%), but 3.6% of this was due to price rises. The volume growth (up 2.3%) was distinctly lower than in the same period of the previous year (up 4.9%).

The VAT increase at the beginning of this year and the steep rise of wage costs and purchase prices have led for the first time in many years to strong price inflation. Although the higher costs could not entirely be absorbed in the selling prices, most of the formats achieved higher results thanks to good purchasing policy and adequate inventory control.

DEPARTMENT STORES
The Department Stores group reported a sales increase of 1.6% to 990 million euro. Operating income (excl. real estate) showed a decrease of over 26% to 12 million euro. The decrease was entirely attributable to the disappointing course of business at Vroom & Dreesmann. HEMA and Bijenkorf both reported good results.

Vroom & Dreesmann
Vroom & Dreesmann recorded an operating income (excl. real estate) of 2.9 million euro negative on an unchanged sales figure. In the first half of the previous year a positive result of 5 million euro was recorded. The fall of the half-year result follows a run of years in each of which higher results were realized. The downturn is the consequence of the lack of sales growth in combination with pressure on margins, partly caused by the fact that the VAT increase at the beginning of January could only be passed on in the selling prices after some delay. The measures already announced in the annual report aimed at improving sales and margins are expected to yield initial results in the second half of the year and to an increasing extent in the year thereafter.

HEMA
HEMA recorded a sales growth of 2.2%. Sales in Belgium rose substantially (up 7%) for the third year in succession. Operating income (excl.real estate) was again significantly increased, by nearly 32% to 12 million euro, thanks to the commercial and logistical improvements carried out in previous years and to successful innovations in the assortment. At the beginning of next year HEMA will be opening the first pilot stores in Germany to assess the chances of a successful launch on the German market. In Belgium HEMA sees scope for further expansion with at least 25 stores.

Bijenkorf
Bijenkorf reported the largest sales increase of all department stores (up 4.5%) thanks partly to the good results of the men's fashion floor, renewed last year in Amsterdam and Eindhoven, and to expansion of the brands on offer. Operating income (excl.real estate) was nearly 32% higher at 2.9

million euro. Preparations are being made, which were started in May of this year, for the launch of a new department store concept, called 'Bijenkorf Fashion', in Den Bosch, Breda and Groningen. The three new branches have been or will be opened on 3,4 and 5 September. In Enschede the building of a completely new "compact" Bijenkorf is in full swing. It is due to be opened in September 2002, bringing the number of Bijenkorf branches from seven to eleven.

SPECIALTY STORES IN EUROPE

The group of European specialty stores achieved with the continuing activities an 18% higher net sales figure of over 1.2 billion euro. Operating income (excl.real estate) was up 8% to 81.1 million euro. The DIY and Fashion business units achieved higher results. Hard Goods, however, lagged behind.

As announced in the annual report for 2000/01, the sales and results of the footwear chain Scapino are reported as of the current year under Fashion and no longer under Hard Goods. Furthermore, the previous year's figures no longer include the sales and results of Kreymborg (terminated) or of Kien and Amici (both sold).

Hard Goods

Net sales of Hard Goods rose by 32%, mainly due to the addition of Dynabyte and It's. The existing outlets of this business unit reported a sales increase of 5%. Operating income (excl.real estate) fell 10% to 19.8 million euro.

The Dixons group (Dixons, Dixtone and Dynabyte) again gained market share in the consumer electronics segment (in particular PCs, computer accessories and game computers). The result was slightly down, owing especially to developments in the mobile telephony market. Brown and white goods developed less favorably than last year, when the European Football Cup and the Olympic Games lent strong impetus to the sales in particular of (wide screen) televisions and video recorders. Nevertheless, It's showed a good result. The operating income of Modern Electronics, however, was far below expectations. The large stores performed well, but the sales and results of the small stores – for the greater part the Valkenberg branches converted to Modern Electronics outlets – were disappointing. A program has meanwhile begun with a view to closing the small stores and replacing them with large-scale branches.

Perry, the successful sports chain, gained market share but reported a lower result. The Dutch sports market as a whole showed scarcely any growth, partly because of the lack of new hypes and major sports events. Kijkshop, which reported a satisfactory result, has nearly completed its repositioning in Belgium, and will subsequently operate exclusively in the Dutch-speaking area. The Hans Anders group (opticians) and the Siebel group (jewelers) increased their market share and achieved a higher result.

Fashion

Net sales of the Fashion business unit rose 8%. Operating income (excl. real estate) was up 7% to 30.6 million euro. In the past half year considerable progress was made in implementing the corporate strategy aimed at developing the three fashion formats M&S Mode, Hunkemöller and Claudia Sträter into European chain stores. M&S Mode, for instance, has accelerated its expansion in France. Hunkemöller was successfully launched at the beginning of this year on the Danish market and has meanwhile also achieved good results with a few pilot stores in France. M&S Mode recorded exceptionally good half-year results. Claudia Sträter, too, performed particularly well. Owing to initial costs for new outlets and a mediocre first quarter, Hunkemöller's half-year result was below the very good figure achieved in the same period last year.

Good progress was made with the revitalizing of Prénatal and America Today. As a result of the measures taken, both formats reported marked sales increases. Because of the costs associated with these measures, operating income was under pressure. In the second half a turn-around in the trend of results is within reach. Scapino, which reported a lower but still fair result, has begun on a tightening of the format. One effect of this is a significant reduction of inventories, achieved partly through successful sales in the company's own outlet-stores.

DIY

The Praxis group (Praxis, Formido) recorded a 25% better operating income amounting to 30.7 million euro on 10% higher sales. The takeover of the Marktkauf organization in the Netherlands at the beginning of last year is bearing fruit. The strong growth of market share and result is attributable especially to the contributions of Marktkauf outlets which have been converted to Mega Praxis stores. The ambitious program of enlarging smaller DIY stores has also contributed to the success. Praxis has meanwhile become market leader in the important megastore segment.

FAO Schwarz

FAO Schwarz has again had a disappointing half year as a consequence of the persistent adverse climate for toy sales in the United States. The operating loss climbed to 19.9 million euro, partly due to store closure costs. About 10% of the increase of the loss in euro is due to the higher rate of the dollar. Measures have meanwhile been worked out aimed at improving the trading result. These include a reintroduction of the brand, the launch of FAO Baby, strengthening the marketing database, more effective distribution of the catalogue, and closure of a number of unprofitable outlets.

Financing costs

Financing costs were up 19% to 25 million euro.The higher costs were due the repurchase (buy-back) of preferred shares and acquisitions in the previous fiscal year and an increase in operating working capital in the current year.

Taxes

The tax burden over the first half year was up 37% as a consequence of the increased loss incurred by FAO Schwarz. Last year the tax burden was lower, primarily because of the tax-exempt gain on the sale of Gran Dorado.

Outlook

Consumer spending climate in the countries where the Group is active, is developing less favorably in the current year than in the previous fiscal year. The VAT increase in the Netherlands, rising purchase prices and the steep rise of wage costs have furthermore led on the one hand to higher consumer prices and on the other to pressure on the margins.

As known, the results of a retail business like Vendex KBB are for the greater part achieved in the second half of the year, especially in the important end-of-year period. In view of the uncertain economic outlook we cannot at this time make any responsible statement about the operating income that this fiscal year can be achieved by the continuing activities.

CONSOLIDATED INCOME STATEMENT

(x million euro, unless otherwise stated)	2001/02 1st half year	2000/01 1st half year	2000/01 2nd half year
Net sales continuing activities	2,294	2,096	2,523
Net sales discontinued activities	–	101	99
Net sales	**2,294**	**2,197**	**2,622**
Operating income continuing activities	67	74	165
Non-recurring results		– 18	35
Income from real estate	5	11	11
Total operating income	**72**	**67**	**211**
Financial income and expenditures	– 25	– 21	– 31
Changes in value	6	20	0
Income before taxes	53	66	180
Taxes	– 20	– 19	– 67
Income from unconsolidated participating interests	0	0	0
Net income	**33**	**47**	**113**
Net income per common share *(x euro)* *	0.35	0.48	
Interim dividend *(x euro)*	0.15	0.15	

* *The options on certificates of common shares outstanding at balance sheet date had no material diluting effect on net income per common share.*

NET SALES AND OPERATING INCOME PER BUSINESS-UNIT

Continuing activities	Net sales		Operating income excl. real estate		Operating margin *(in percentages)*	
(x million euro)	2001/02	2000/01	2001/02	2000/01	2001/02	2000/01
Department stores	**990**	**974**	**12.0**	**16.3**	**1.2**	**1.7**
Vroom & Dreesmann	411	411	– 2.9	5.0	– 0.7	1.2
HEMA	418	409	12.0	9.1	2.9	2.2
Bijenkorf	161	154	2.9	2.2	1.8	1.4
Specialty stores Europe	**1,215**	**1,178**	**81.1**	**75.1**	**6.7**	**7.3**
Hard Goods	498	377	19.8	22.0	4.0	5.8
Fashion	343	317	30.6	28.6	8.9	9.0
Do-It-Yourself	374	340	30.7	24.5	8.2	7.2
Total retail Europe	**2,205**	**2,008**	**93.1**	**91.4**	**4.2**	**4.6**
FAO Schwarz	75	75	– 19.9	– 13.7		
Other activities / holding	14	13	– 5.9	– 3.4		
Total	**2,294**	**2,096**	**67.3**	**74.3**	**2.9**	**3.5**

CONSOLIDATED BALANCE SHEET (before net income appropriation)

(x million euro)	July 31, 2001	July 31, 2000	Jan. 31, 2001
Fixed assets			
Tangible fixed assets	1,181	1,159	1,156
Financial fixed assets	48	62	51
	1,229	1,221	1,207
Current assets	1,020	989	1,001
Short-term liabilities	– 496	– 493	– 562
Operating working capital	524	496	439
	1,753	**1,717**	**1,646**
Financed with:			
Net interest-bearing debt *	917	935	787
Provisions	344	316	359
Income not yet realized on real estate sold	–	21	22
Stockholders' equity	492	445	478
	1,753	**1,717**	**1,646**

* *Incl. subordinated debt and liquid funds*

CONSOLIDATED CASH FLOW STATEMENT

(x million euro)	2001/02 1e half year	2000/01 1e half year
Operating income excl. income from sale of real estate	67	56
Depreciation	74	77
Movements in operating working capital	– 102	– 118
Other movements from operating activities	– 9	2
Cash flow from business operations	**28**	**17**
Financial income and expenditure	– 29	– 27
Cash flow from operating activities	**– 1**	**– 10**
Cash flow from investment activities	**– 102**	**– 58**
Cash flow from financing activities	**– 33**	**– 120**
Balance of cash flows	**– 136**	**– 188**

STOCKHOLDERS' EQUITY STATEMENT

(x million euro)	2001/02 1e half year	2000/01 1e half year
Balance at February 1	**478**	**532**
Net income	33	47
Dividend paid	– 16	– 24
Buy back of own (certificates of) preferred shares A	–	– 85
Other movements	– 3	– 25
Balance at July 31	**492**	**445**

OTHER INFORMATION	2001/02 1st half year	2000/01 1st half year
Average number of common shares in issue (x million)	92.3	90.7
Net debt / EBITDA	6.3x	6.5x
EBITDA / net interest	5.8x	6.9x
Gearing (net interest-bearing debts / stockholders' equity)	186%	210%
Operating margin (operating income excl. real estate / net sales)	2.9%	3.5%

(Continued activities)	July 31, 2001	Jan. 31, 2001	July 31, 2000
Number of stores	2,577	2,517	2,386
Number of employees (FTE)	32,200	31,800	30,800

FINANCIAL AGENDA

Ex-dividend date interim dividend	September 5, 2001
Interim dividend made payable	September 18, 2001
Publication annual figures 2001/02	April 9, 2002
Annual General Meeting of Shareholders	May 15, 2002
Publication half-yearly report 2002/03	September 3, 2002

SPECIFIC EXPLANATORY NOTE

The policies for the valuation of assets and liabilities and for the determination of income are in accordance with the policies as used in the latest annual report.

In connection with the transfer of Scapino from Hard Goods to Fashion, as well as the termination of Kreymborg and the sale of Kien and Amici, the comparative figures of Hard Goods and Fashion over the first half of the previous fiscal year have been adjusted accordingly.

The balance under the item 'Income not yet realized on real estate sold' has been eliminated. This has to do with an extensive evaluation of present book values in redeveloped premises of Vroom & Dreesmann in relation to the corresponding rents. The income not yet realized has been deducted from the book value of the assets.

The half-yearly figures have not been audited by the external auditors.

Royal Vendex KBB N.V. is the leading non-food retailer in the Netherlands and is also active with various retail formats in Belgium, Luxembourg, Denmark, Germany, France and the United States of America. The Group comprises 27 well-known chains in the department store and specialty store sectors. Over the fiscal year 2000/01 (as of January 31) Vendex KBB recorded a net sales figure of 4.6 billion euro, an operating income of 239 million euro and a net income of 160 million euro. The Group has a total of some 2,500 outlets and a workforce of approx. 53 thousand employees.

August 30, 2001

Vendex KBB receives credit rating

Royal Vendex KBB has successfully applied for a credit rating from Standard & Poor's (S&P) and from Moody's Investors Service. The rating has been announced today by both institutions. S&P gave Vendex KBB a long term credit rating of "BBB-minus". Moody's gave the higher qualification "Baa2". For short term credits S&P gave the rating "A-3" and Moody's a "Prime-2".

The rating gives Vendex KBB access to the public capital market. At the present time the financing of the Group is mainly dependent on the traditional lending sources (banks). The credit rating now given enables Vendex KBB to raise loans from a large group of international investors. Not only is the reservoir of potential financiers larger; the Group is also more flexible in entering into new and / or alternative forms of financing.

May 29, 2001

Stock dividend Vendex KBB

Royal Vendex KBB has fixed the stock dividend for the fiscal year 2000/01. On the basis of the average price of May 29 (€ 5.45) one new common share certificate will be distributed as final dividend for every 43 (certificates of) common shares. This represents a value of € 0.3593, which is 0.19% lower than the final dividend in cash (€ 0.36). Stock dividend as well as dividend in cash will be made payable at June 5 next.

File No. 82-4120

PRESS RELEASE

VENDEXKBB

Amsterdam, September 27, 2001

Vendex KBB buys back own shares and strengthens pension funds capital

Royal Vendex KBB N.V. is buying back own shares and is at the same time strengthening the capital of its pension funds. In taking these decisions the company is responding to the sharp fall of the share prices in the past weeks.

The buy-back of own shares will take place in the near future up to a maximum of 10% of the outstanding share capital. In connection with the fiscal regulations governing the buy-back of own shares an interim cash dividend of at least 0.10 euro per common share certificate will be distributed in December next.

In addition to the buy-back of own shares the Group will make a contribution to the pension funds of Vendex KBB, effective as of the end of 2001. As a result of this contribution the fund capital will be strengthened and the coverage percentages will remain up to standard. The contribution will result in the current fiscal year in an extraordinary charge of approximately 50 million euro (net).

FAO Schwarz
The Company further announces that discussions have been taking place for some time now with a number of parties concerning the possible sale of its subsidiary operating company FAO Schwarz. As previously mentioned, this prestigious American chain of toy department stores is not compatible with the Group's European-oriented corporate strategy. At this stage no further information can be given about the course of the discussions.

Quarterly reporting
The Board of Management has also decided to extend information to shareholders. In addition to the publication of annual figures and half-yearly figures, sales figures will be reported after the closing of each quarter. The first report will be published on November 6 next and will relate to the course of sales in the third quarter of the current fiscal year, i.e. the months of August, September and October.

Royal Vendex KBB is the leading nonfood retailer in the Netherlands and is active with various retail formats in Belgium, Luxembourg, Denmark, Germany, France and the United States of America. The Group comprises twenty-seven well-known chains in the department store and specialty store sectors. Over the fiscal year 2000/01 (as of January 31) Vendex KBB recorded a net sales figure of 4.6 billion euro, an operating income of 239 million euro and a net income of 160 million euros. The Group has a total of more than 2,500 outlets and a workforce of some 53 thousand employees.

File No. 82-4120

VENDEXKBB

PRESS RELEASE

Amsterdam, November 6, 2001

European activities Vendex KBB show further sales increase

The European activities of Royal Vendex KBB N.V. recorded in the third quarter of the fiscal year 2001/02 (August, September, October) net sales of 1,150 million euro. This is 3.8% more than the sales figure in the same quarter of the previous year. Five of the six business units showed higher sales. The sales increase over the first nine months of the current year amounted to 7.7%, of which 3.4% is attributable to acquisitions. In the third quarter the effect of acquisitions was negligible.

The increase in sales is striking seen against the background of the negative market sentiment and the sharp decline in consumer confidence. August and September showed a marked rise in store sales almost across the board. Sales in October, however, were influenced by the exceptionally warm weather, which was reflected especially in disappointing sales of clothing.

Total net group sales over the third quarter fell 1.9%. This was the consequence of the sharp decrease in the sales of FAO Schwarz and the elimination of the sales of the discontinued activities (Kreymborg, Amici, Kien), which last year still accounted for 55 million euro of the total sales figure. As known, these terminated or sold formats have no longer been included in the figures since February 1, 2001. Over the first nine months total group sales rose by 2.2% to nearly 3.5 billion euro.

DEPARTMENT STORES

The Department Stores group recorded in the third quarter a sales increase of 1.4% to 560 million euro. HEMA's sales were up 3.6% to 228 million euro, partly as a result of changes in the assortment and the successful annual "Hé promotion" in September. Particularly in Belgium sales showed faster growth. V&D's sales were down 2.2% to 221 million euro, but gross margins were up. Following a very good September, with a successful "Pijzencircus", the month of October was disappointing. Bijenkorf showed a 4.7% higher sales figure of 111 million euro. To a large extent this is attributable to the opening of three Bijenkorf Fashion stores (Breda, Den Bosch, Groningen), which are all performing above expectations.

SPECIALTY STORES IN EUROPE

The European Specialty Stores group recorded a 6.1% higher net sales figure of over 590 million euro. Net sales of Hard Goods were up 6.9% to 248 million euro, due in particular to the continuing growth of sales in the consumer electronics, opticians and jewelry sectors. Net sales of the Fashion business unit rose 4.2% to 173 million euro. The growth built up in August and September slowed down owing to the slacker development of sales in October. DIY (Praxis, Formido) reported a 7%

higher sales figure of 169 million euro, due especially to the prosperous development of the Praxis Megastores.

FAO Schwarz

The sales of FAO Schwarz fell back nearly 22% to 36 million euro. After an initially sharp drop in sales as a consequence of the attacks on September 11, a recovery appears to be taking place in the past weeks. Orders from the new catalogue and via the internet are developing favorably. As earlier announced, Vendex KBB is currently negotiating with a number of parties who have shown interest in taking over FAO Schwarz.

Interim dividend

In the press release of September 27 last it was announced that in December an interim dividend of at least 0.10 euro in cash will be distributed in connection with the fiscal regulation governing the buy-back of own shares. The amount of this dividend will be made known on December 4 next. The ex-dividend date is December 5 and the dividend will be made payable as of December 17.

Buy-back of own shares

Since September 28 the Company has been buying back own shares. Up to now approximately 1.8 million shares have been bought back at an average price of 8.35 euro.

NET SALES PER BUSINESS UNIT

(x million euro)	Net sales 3th quarter		+/- *in %*	Net sales Nine months		+/- *in %*
	2001/02	2000/01		2001/02	2000/01	
Department stores						
Vroom & Dreesmann	221	226	– 2.2	632	637	– 0.8
Hema	228	220	+ 3.6	646	629	+ 2.7
Bijenkorf	111	106	+ 4.7	272	260	+ 4.6
	560	**552**	**+ 1.4**	**1,550**	**1,526**	**+ 1.6**
Specialty stores Europe						
Hard Goods	248	232	+ 6.9	746	609	+ 22.5
Fashion	173	166	+ 4.2	516	483	+ 6.8
Do-It-Yourself	169	158	+ 7.0	543	498	+ 9.0
	590	**556**	**+ 6.1**	**1,805**	**1,590**	**+ 13.5**
Total retail trade Europe	**1,150**	**1,108**	**+ 3.8**	**3,355**	**3,116**	**+ 7.7**
FAO Schwarz	36	46	– 21.7	111	121	– 8.3
Other activities / holding	9	9		23	22	+ 4.5
Total continuing activities	**1,195**	**1,163**	**+ 2.8**	**3,489**	**3,259**	**+ 7.1**
Net sales discontinued activities	–	55		–	156	
Net sales	**1,195**	**1,218**	**– 1.9**	**3,489**	**3,415**	**+ 2.2**

NET SALES PER BUSINESS-UNIT

(x million euro)	3th quarter 2000/01	4th quarter 2000/01	1th quarter 2001/02	2th quarter 2001/02
Department stores				
Vroom & Dreesmann	226	256	209	202
HEMA	220	243	211	207
Bijenkorf	106	124	81	80
	552	**623**	**501**	**489**
Specialty stores Europe				
Hard Goods	232	293	239	259
Fashion	166	163	148	195
Do-It-Yourself	158	166	179	195
	556	**622**	**566**	**649**
Total retail trade Europe	**1,108**	**1,245**	**1,067**	**1,138**
FAO Schwarz	46	104	35	40
Other activities / holding	9	11	7	7
Total continuing activities	**1,163**	**1,360**	**1,109**	**1,185**
Net sales discontinued activities	55	44		
Net sales	**1,218**	**1,404**	**1,109**	**1,185**

FINANCIAL AGENDA

Ex-dividend date interim dividend	December 5, 2001
Interim dividend made payable	December 17, 2001
Publication sales figures 4th quarter 2001/02	February 13, 2002
Publication annual figures 2001/02	April 9, 2002
Publication sales figures 1th quarter 2002/03	May 15, 2002
Annual General Meeting of Shareholders	May 15, 2002
Publication sales figures 2th quarter 2002/03	August 14, 2002
Publication half-yearly report 2002/03 *	September 10, 2002
Publication sales figures 3th quarter 2002/03	November 13, 2002

* Since the current year has 53 weeks, the half-yearly figures for 2002/03 will be published a week later than originally stated.

OTHER INFORMATION

(Continuing activities)	Oct. 31, 2001	July 31, 2001	Jan. 31, 2001	Oct. 31, 2000
Number of stores	2,590	2,577	2,517	2,499

SPECIFIC EXPLANATORY NOTE

In connection with the transfer of van Scapino from Hard Goods to Fashion at the beginning of the current fiscal year as well as the termination of Kreymborg and the sale of Kien and Amici last year the comparative figures of Hard Goods and Fashion of the previous fiscal year have been adjusted accordingly.

The quarterly sales figures have not been audited by the external auditors.

File No. 82-4120

VENDEXKBB

PRESS RELEASE

Amsterdam, November 19, 2001

Vendex KBB sells FAO Schwarz to The Right Start

Royal Vendex KBB N.V. is selling its loss-making American subsidiary company FAO Schwarz to the American Nasdaq-listed company The Right Start. As earlier announced, Vendex KBB had already for some time been negotiating with several parties with a view to the sale of this prestigious chain of toy department stores, because of its incompatibility with Vendex KBB's Europe-oriented strategy.

This week an agreement in principle has been reached with The Right Start on the sale of FAO Schwarz as of January 5 next. The transaction is subject to regulatory approval and certain third party consents.

The Right Start exploits under its own name a chain of seventy stores which sells educational toys and care products for children in early infancy. Since September of this year the company has also been the owner of the toy format Zany Brainy, which targets children in the ages from four to twelve, and has 187 outlets. The takeover of FAO Schwarz means that The Right Start will reach all juvenile age groups. Seventeen of the 42 stores of FAO Schwarz will be closed.

Vendex KBB will provide The Right Start with a four-year subordinated loan of $ 18 million and will in addition acquire 5 million shares of the company, which corresponds to an interest of approximately 15% in the share capital. Friday, November 16 the closing price has been $ 5.25.

FAO Schwarz's result included under 'Discontinued activities'
The structure of the transaction is such that Vendex KBB can acquire a substantial tax advantage as a result of the compensation of liquidity losses with the taxable profit in the Netherlands.

Taking the most conservative valuation of both the subordinated loan and the acquired shares, 'operating income of discontinued activities' will show a loss over the current fiscal year of approximately 150 million euro. This amount consists of the operating loss of FAO Schwarz over the months of February up to and including December of the current year, the costs of restructuring (in particular the closure of 17 stores), and the book loss on the sale (including the writing down of the acquired receivables and shares). At the same time, in the fiscal context a tax benefit of approximately 75 million euro will be obtained, of which a large part will be received in cash in the fiscal year 2002/03. The non-recurring effect on the income statement over the current year therefore amounts on balance to 75 million euro negative.

Due to the method of valuation, the subordinated loan and the stake acquired in the share capital of The Right Start can therefore no longer entail any risks. Upon redemption of the loan and sale of the shares acquired, a gain could be obtained.

Provisionally favorable for earnings per share
The transaction will have, as of the following fiscal year (2002/03), a positive effect on the operating income (excluding income from real estate) of Vendex KBB and also on earnings per share. This is the result of three factors:

- The operating income (excl. real estate) is no longer influenced by losses of FAO Schwarz. Since the takeover of FAO Schwarz in 1990 the company has made only in five years a (modest) profit. In the current year the negative operating income charged to Group income is expected to amount to approximately 20 million euro.

- The operating losses of FAO Schwarz could not be fiscally compensated in the Netherlands, as a consequence of which the Group's tax burden was disproportionately high. This excess tax liability will be eliminated by the sale of FAO Schwarz. Assuming the expected operating loss over the current year, the excess tax liability this year would be approximately 10 million euro.

- A large part of the tax compensations will be received in cash in the course of the coming fiscal year 2002/03 and will be used for redeeming debts, thereby reducing interest charges.

Royal Vendex KBB is the leading nonfood retailer in the Netherlands and is active with various retail formats in Belgium, Luxembourg, Denmark, Germany, France and the United States of America. The Group comprises twenty-seven well-known chains in the department store and specialty store sectors. Over the fiscal year 2000/01 (as of January 31) Vendex KBB recorded a net sales figure of 4.6 billion euro, an operating income of 239 million euro and a net income of 160 million euro. The Group has a total of more than 2,500 outlets and a workforce of some 53 thousand employees.

File No: 82-4120

VENDEXKBB

PRESS RELEASE

Amsterdam, November 29, 2001

Unique cooperation creates largest joint department store in the Netherlands

Bijenkorf and V&D under one roof in Maastricht

Maastricht is getting a Bijenkorf department store plus a completely renewed Vroom & Dreesmann establishment. The two new department stores will be accommodated under one roof in the present premises of V&D in the center of Maastricht. Bijenkorf and V&D together cover a floor area of more than 20 thousand square meters. When completed the complex will rank among the most prestigious department store locations in the Netherlands.

The advent of Bijenkorf and the radical renovation and refitting of V&D have today been announced in Maastricht during a joint press conference held by Bijenkorf and V&D and the municipal council of Maastricht. The ambitious project is the outcome of a unique collaboration between the two department store groups, which are both part of the Royal Vendex KBB retail group.

Bijenkorf has for a long time been looking for a possibility to open a department store in Maastricht. In recent years Maastricht has become one of the most attractive shopping and entertainment centers in the Netherlands, where an inspiring, trend-setting and dynamic department store like Bijenkorf cannot be missed. The coming of Bijenkorf means a significant expansion of the supply of international top brands and enhances the already considerable attraction of Maastricht.

The new Bijenkorf will be located within the walls of the present property of V&D, which has long been a candidate for a thorough renovation. The entire property will be redeveloped, making over 10,000 square meters available for Bijenkorf and more than 13,000 square meters for the completely renewed V&D store.

Broadly speaking, the whole building will be divided vertically into two parts. Bijenkorf will be accommodated in the part adjacent to the *Kersenmarkt, Maastrichter Brugstraat* and *Achter Het Vleeshuis;* V&D will return to the part adjacent to the *Grote Staat* and the *Vijfharingenstraat.* The department stores, which are not interconnected, will have their own entrances and exits (V&D on the *Grote Staat;* Bijenkorf on the *Maastrichter Brugstraat,* directly opposite the *Servaasbrug*), thus making it clear that they differ in format and assortment.

Bijenkorf is a lifestyle department store with a complete assortment of international top-class brands and strong own brands in the areas of fashion, cosmetics, accessories, products for house

and home, media, sport and travel. About 70% of the Bijenkorf products on offer consists of internationally known brands.

Bijenkorf currently has ten locations, consisting of three large flagship stores in Amsterdam, The Hague and Rotterdam (more than 15,000 sq.m), four so-called medium stores in Amstelveen, Arnhem, Eindhoven and Utrecht (over 8,000 sq.m) and three fashion stores (over 3,000 sq.m), which were opened at the beginning of September in Breda, Den Bosch and Groningen. At the present time an eleventh Bijenkorf store is being built in Enschede, a so-called compact store (6,000 sq.m), which is due to be opened in September next year. The department store in Maastricht will be the twelfth, and with over 10,000 sq.m will be comparable in size with the medium stores in Eindhoven and Utrecht.

Vroom & Dreesmann is a department store for a broad target group. The assortment offers a wide choice of up-to-date merchandise, with the emphasis on favorably priced quality products, largely own label. With 69 outlets V&D has a prominent presence in large and medium-sized towns and smaller catchment areas. They range in size from 3,000 sq.m to more than 15,000 sq.m. V&D Maastricht, with over 13,000 sq.m, is one of the largest V&D stores in the Netherlands.

In advance of the advent of Bijenkorf, the Maastricht V&D is being spectacularly renewed and refurbished. On five floors the latest insights in the areas of product supply and presentation will be implemented, including on the top floor the new fresh-food concept *La Place Marché du Monde*, consisting of a large restaurant, a food take-away plus bread department, and a meals collection service. This concept was introduced in the Utrecht V&D store at the beginning of November and is proving extremely successful.

During the refurbishing of the new V&D store, V&D will withdraw to the part of the property that will be rebuilt as a Bijenkorf store. The rebuilding work is expected to begin mid January so that the renewed V&D can open its doors in autumn of 2002. Work on the building and installation of the Bijenkorf store can then begin. The work is expected to take up a good six months. The Bijenkorf opening is planned for March 2003.

The ambitious project, which requires an investment of NLG 80 million, has been developed under the direction of the real estate department of Vendex KBB. Architect Kees Rijnboutt of *Architectengroep* in Amsterdam, a former master builder for the Dutch Government, has been engaged for expert advice and for the design of the prestigious frontage of the Bijenkorf department store. He will carry out this challenging commission in close consultation with the Maastricht municipality. Rijnboutt has been responsible for a large number of impressive projects, and is currently involved, among others, in the development of the southern IJ embankments and IJburg, Amsterdam. He was recently awarded the BNA Cube, the most distinguished Dutch prize for architecture.

Royal Vendex KBB is the leading nonfood retailer in the Netherlands and is active with various retail formats in Belgium, Luxembourg, Denmark, Germany, France and the United States of America. The Group comprises twenty-seven well-known chains in the department store and specialty store sectors. Over the fiscal year 2000/01 (as of January 31) Vendex KBB recorded a net sales figure of 4.6 billion euro, an operating income of 239 million euro and a net income of 160 million euro. The Group has a total of more than 2,500 outlets and a workforce of some 53 thousand employees.

File no: 82-4120

VENDEXKBB

PRESS RELEASE

Amsterdam, December 4, 2001

Second interim dividend 0.15 euro

Royal Vendex KBB N.V. has fixed the second interim dividend 2001/02 per common share certificate on 0.15 euro in cash. This dividend will be distributed in connection with the fiscal regulation governing the buy-back of own shares. The ex-dividend date is December 5 end the dividend will be made payable as of December 17.

Royal Vendex KBB is the leading nonfood retailer in the Netherlands and is active with various retail formats in Belgium, Luxembourg, Denmark, Germany, France and the United States of America. The Group comprises twenty-seven well-known chains in the department store and specialty store sectors. Over the fiscal year 2000/01 (as of January 31) Vendex KBB recorded a net sales figure of 4.6 billion euro, an operating income of 239 million euro and a net income of 160 million euros. The Group has a total of more than 2,500 outlets and a workforce of some 53 thousand employees.

File No. 82 _ 4120

VENDEXKBB

PRESS RELEASE

Amsterdam, January 8, 2002

Sale of FAO Schwarz to The Right Start completed

Royal Vendex KBB N.V. has completed the sale of its American affiliated company FAO Schwarz. The sale contracts were signed on Monday in New York, thereby implementing the transfer of FAO Schwarz to The Right Start, Inc. A sale agreement in principle had already been concluded on November 19, 2001. Vendex KBB has sold the (loss-making) company because of its incompatibility with the group's Europe-oriented strategy.

The Right Start exploits under its own name a chain of seventy stores which sell educational toys and care products for children in early infancy. Since September of last year the company has also been the owner of the toy format Zany Brainy, which targets children in the ages from four to twelve and has 187 outlets. The takeover of 25 stores of FAO Schwarz means that The Right Start now reaches all juvenile age groups.

As a result of the sale Vendex KBB acquires a receivable from The Right Start in the form of a four-year subordinated loan of 18 million dollars. In addition Vendex KBB obtains 5 million. The Right Start shares, which corresponds to an interest of approx. 15% in the share capital of the company.

As earlier announced, the transaction will have, as of the following fiscal year (2002/03) a positive effect on the operating income of Vendex KBB (excluding income from real estate) and also on earnings per share.

Royal Vendex KBB is the leading nonfood retailer in the Netherlands and is active with various retail formats in Belgium, Luxembourg, Denmark, Germany and France. The Group comprises twenty-six well-known chains in the department store and specialty store sectors. Over the fiscal year 2000/01 (as of January 31) Vendex KBB recorded a net sales figure of 4.6 billion euro, an operating income of 239 million euro and a net income of 160 million euro. The Group has a total of more than 2,500 outlets and a workforce of some 53 thousand employees.

Public relations

Investor relations

VENDEXKBB

PRESS RELEASE

Amsterdam, February 13, 2002

Vendex KBB reports higher sales in fourth quarter

Royal Vendex KBB N.V. recorded generally higher store sales in the fourth, also the most important quarter of the fiscal year 2001/02 (November, December, January). In this period, which included one week more than the fourth quarter of the previous fiscal year, net sales of the continuing retail activities rose to 1,367 million euro (+10.4%). This brought the sales figure for the whole year to a total of over 4.7 billion euro (+8.6%). Adjusted for the extra week of sales in the fourth quarter, sales in that period were up 4.4%. Over the whole year the sales increase on a comparative basis came out at 6.9%.

Seen against the background of the marked slowdown of economic growth in the second half of the year, this is a satisfactory sales increase. The transition to the euro in January had no noticeable effect either. More in particular, store sales of most of the retail formats in the important end-of-year period were good.

Department stores

The Department Stores group recorded on a comparative basis a sales rise of 2.1% in the fourth quarter and of 1.7% over the whole fiscal year.

HEMA closed the fiscal year with an excellent fourth quarter. The actions connected with the introduction of the euro and the 75th jubilee made contributions to this. Bijenkorf's sales rose amongst others as a result of the opening at the beginning of September of three Bijenkorf fashion stores (Breda, Den Bosch, Groningen). The sales of Christmas packages (Bijenkorf Business Class) however went badly. V&D's sales on a comparative basis were down especially in January. As in the third quarter however, higher margins were realized.

Specialty Stores

The sales of the Specialty Stores group showed an increase on a comparative basis of 6.7% in the fourth quarter and of nearly 12% over the whole fiscal year.

Net sales of Hard Goods rose significantly. Sharp growth percentages were recorded in the most important sectors: consumer electronics, opticians and jewelry. The Fashion business also developed satisfactorily in the fourth quarter. Almost all formats in this business unit contributed to the sales increase. The growth in the DIY sector (Praxis, Formido) was speeded up, largely thanks to the prosperous development of the Praxis Megastores.

Group sales
Total net Group sales (including the discontinued activities) showed a slight increase on a comparative basis, rising to 1,469 million euro in the fourth quarter and to nearly five billion euro over the fiscal year as a whole. The difference in growth percentage with the continued activities is partly due to the sharply lower sales contribution from the American toy chain FAO Schwarz which – as earlier reported – was sold at the beginning of January to the American company The Right Start. Another cause is the elimination of the sales of the former Group companies Kreymborg, Amici and Kien, which have been excluded from the figures since February 1, 2001. Included under discontinued activities are the sales figures of Kijkshop Belgium in connection with the phased termination of these activities in the first quarter of 2002.

NET SALES PER BUSINESS UNIT

Net sales over the fourth quarter 2001/02 relate to a period of 14 weeks as against 13 weeks in the fourth quarter of 2000/01. The complete fiscal year 2001/02 therefore had 53 weeks, one week more than the fiscal year 2000/01. For the purposes of comparison the fourth and eighth columns present the percentage changes in sales on the basis of 13 weeks in the fourth quarter and, respectively, 52 weeks in the fiscal year as a whole.

(x million euro)	Net sales 4th quarter		+/- *in %*	+/- *in % 13 wk*	Net sales fiscal year		+/- *in %*	+/- *in % 52 wk*
	2001/02	2000/01			2001/02	2000/01		
Department stores								
Vroom & Dreesmann	258	256	+ 0.8	– 3.6	890	893	– 0.3	– 1.6
HEMA	278	243	+ 14.4	+ 7.6	924	872	+ 6.0	+ 4.1
Bijenkorf	134	124	+ 8.1	+ 3.3	406	384	+ 5.7	+ 4.2
	670	**623**	**+ 7.5**	**+ 2.1**	**2,220**	**2,149**	**+ 3.3**	**+ 1.7**
Specialty stores								
Hard Goods	326	286	+ 14.0	+ 7.3	1,060	879	+ 20.6	+ 18.4
Fashion	177	163	+ 8.6	+ 1.5	693	646	+ 7.3	+ 5.5
Do-It-Yourself	194	166	+ 16.9	+ 10.7	737	664	+ 11.0	+ 9.5
	697	**615**	**+ 13.3**	**+ 6.7**	**2,490**	**2,189**	**+ 13.8**	**+ 11.9**
Total retail trade	**1,367**	**1,238**	**+ 10.4**	**+ 4.4**	**4,710**	**4,338**	**+ 8.6**	**+ 6.9**
Other activities / holding	4	11			27	33		
Total continuing activities	**1,371**	**1,249**	**+ 9.8**		**4,737**	**4,371**	**+ 8.4**	
Discontinued activities	98	150			221	448		
Net sales	**1,469**	**1,399**	**+ 5.0**		**4,958**	**4,819**	**+ 2.9**	

NET SALES PER BUSINESS-UNIT

(x million euro)	1th quarter 2001/02	2th quarter 2001/02	3th quarter 2001/02	4th quarter 2001/02
Department stores				
Vroom & Dreesmann	209	202	221	258
HEMA	211	207	228	278
Bijenkorf	81	80	111	134
	501	**489**	**560**	**670**
Specialty stores				
Hard Goods	235	255	244	326
Fashion	148	195	173	177
Do-It-Yourself	179	195	169	194
	562	**645**	**586**	**697**
Total retail trade	**1,063**	**1,134**	**1,146**	**1,367**
Other activities / holding	7	7	9	4
Total continuing activities	**1,070**	**1,141**	**1,155**	**1,371**
Discontinued activities	39	44	40	98
Net sales	**1,109**	**1,185**	**1,195**	**1,469**

FINANCIAL AGENDA

Publication annual figures 2001/02	April 9, 2002
Publication sales figures 1th quarter 2002/03	May 15, 2002
Annual General Meeting of Shareholders	May 15, 2002
Ex-dividend date final dividend	May 17, 2002
Publication sales figures 2th quarter 2002/03	August 14, 2002
Publication half-yearly report 2002/03	September 10, 2002
Ex-dividend date interim dividend	November 13, 2002

OTHER INFORMATION

(Continuing activities)	Jan. 31, 2002	Oct. 31, 2001	July 31, 2001	April 30, 2001	Jan. 31, 2001
Number of stores	2,551	2,536	2,518	2,480	2,455

SPECIFIC EXPLANATORY NOTE

In connection with the transfer of Scapino from Hard Goods to Fashion as of the current fiscal year, as well as the termination of Kreymborg and the sale of Kien and Amici in the previous fiscal year, and the reporting of FAO Schwarz and Kijkshop Belgium under discontinued activities, the comparative figures of Hard Goods, Fashion and discontinued activities of the previous fiscal year have been adjusted accordingly.

The quarterly sales figures have not been audited by the external auditors.